

Mail Stop 3720

October 29, 2008

Mr. Richard Leimbach
Vice President of Finance
MSTI Holdings Inc.
259-263 Goffle Road
Hawthorne, New Jersey 07506

> **Re: MSTI Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-52862**

Dear Mr. Leimbach:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the fiscal year ended December 31, 2007

Item 8A(T), page 24
Management Annual Report on Internal Control over Financial Reporting, page 24

1. You disclose on page 13 that "any current internal control deficiencies may adversely affect your financial condition, results of operation and access to capital." Additionally, you "have not performed an in-depth analysis to determine if past failures of internal controls exist and may in the future discover

areas of [y]our internal control that need improvement." Based on these disclosures, please tell us how you concluded that your internal control over financial reporting was effective as of December 31, 2007.

Consolidated Statements of Losses, page F-5
Consolidated Statements of Cash Flows, pages F-7 and F-8

2. Please delete the successor columns for the year ended December 31, 2006 and January 1 to December 31, 2006.

Note J- Stock Options and Warrants, page F-23

3. Please tell us how you calculated the total stock compensation expense ($308,634, net of tax, recognized and $2,485,926 unrecognized) on 4,278,000 options which were fair valued at $.46 per share ($1,967,880). Also, tell us why it is appropriate to estimate your volatility based on a peer group of 20 companies which include companies that are much larger than yours in terms of market capitalization and annual revenues.

Note L – Income Taxes, page F-26

4. Refer to footnote 1a of SFAS 5. Please tell us how you considered FIN 48 in connection with your recognition of a tax contingency reserve which, per your disclosure, was established in accordance with SFAS 5.

Exhibits 31.1 and 31.2

5. Please see #4. Revise the first paragraph of your certifications to include the introductory language of paragraph 4 of Item 601(31) of Regulation S-B. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures. Also, disclose under paragraph 4(b) that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director